UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date April 21, 2021	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

BANCOLOMBIA S.A. ANNOUNCES BOARD POSITIONS AND COMMITTEE APPOINTMENTS

Bancolombia announces the reappointment by the Board of Directors of Gonzalo Alberto Pérez Rojas, as its chairman, and of Luis Fernando Restrepo Echavarría, as its vice-president.

The Committees of the Board of Directors will be composed as follows:

Good Governance Committee:

-	Gonzalo Alberto Pérez Rojas, non-independent director
-	Luis Fernando Restrepo Echavarría, independent director
-	Sylvia Escovar Gómez, independent director

Risk Committee:

-	Andrés Felipe Mejía Cardona, independent director
-	Juan David Escobar Franco, non-independent director
-	Silvina Vatnick, independent director

Audit Committee:

-	Arturo Condo Tamayo, independent director
-	Andrés Felipe Mejía Cardona, independent director
-	Silvina Vatnick, independent director

Designation, Compensation and Development Committee:

-	Gonzalo Pérez Rojas, non-independent director
-	Luis Fernando Restrepo Echavarría, independent director
-	Sylvia Escovar Gómez, independent director

The changes in the Committees will be effective as of May 24th, subject to the authorization of Colombia´s Superintendency of Finance for the possession of Silvina Vatnick as a member of the Board of Directors.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371